File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007

(Filed March 28, 2007)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated March 28, 2007

Press Information

Annual Shareholders Meeting

Approves 2006 financial results

  Reiterates commitment to discipline regarding its business strategy

  Vitro plans to invest US$195 million in 2007

San Pedro Garza Garcia, N.L., Mexico - March 28, 2007 - Vitro S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), held today its Annual General Shareholders Meeting at which the 2006 financial results were approved.

At the meeting, shareholders approved the Audit, Corporate Practices and Finance and Planning Committees, as well as the 2006 Board of Directors and CEO's reports.

Additionally, the shareholders declared a cash dividend of MxPs $0.37 (thirty seven cents) per common share, payable on April 18, 2007; elected Directors for the coming year; certified the independent ones; and elected the Chairmen of the Audit and Corporate Practices Committees, in accordance with the new Mexican Securities Law.

The shareholders recognized that the Company's commitment and discipline in implementing its business strategy during the past several years resulted in Vitro's deep transformation in 2006. Key achievements include an important debt reduction and increases in sales, margins, and cash flow, despite high natural gas and energy prices that continue to impact the Company financial results.

Federico Sada, CEO of Vitro said, "We have faced difficult and challenging times, and we are proud to see that the strategies, decisions and actions we have taken enabled the Company to achieve financial stability and growth. We are deeply satisfied because we have been able to turn Vitro around and once again create value for our shareholders, as we publicly announced was our challenge for 2006."

Based on its current financial profile, the Company is now able to focus its energy and efforts on fulfilling its customers' needs and taking advantage of business opportunities, in order to generate organic and profitable growth and deliver positive results for Vitro's shareholders.

During 2007, the Company expects to invest approximately US$195 million in maintenance of its glass containers and float glass production lines, expand its glass containers manufacturing capacity, transfer Vimex facilities to Toluca, optimizing its manufacturing processes and technology to maintain its competitive edge.

Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is a leading participant in two distinct types of: flat glass and glass containers. The Vitro companies manufacture products for a variety of markets, including construction and automotive glass; beverage, cosmetic, pharmaceuticals, food, liquor, and wine glass containers. Vitro also produces raw materials and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 and based in Monterrey, Mexico Vitro subsidiaries have facilities and a significant distribution network in nine countries, located in North, Central and South America, and Europe, and export products to more than 40 countries worldwide. For more information, you can access Vitro's Website at: http://www.vitro.com

For further information, please contact:

Media Albert Chico Vitro, S. A. B. de C.V. + (52) 81-8863-1335 / 1661 achico@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By    /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: March 28, 2007